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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC ISSUES UPDATES ON FIRST QUARTER 2010 FINANCIAL RESULTS AND 2009 ANNUAL RESULTS

(1) An Upward Revision of First Quarter 2010 Quarter-on-Quarter Revenue Guidance

(2) An Additional Non-operating Expense to Reflect the Change in Fair Value of the Shares and Warrants Committed in the 2009 Settlement Agreement in First Quarter 2010

(3) An Anticipated Provision for Long-term Receivables in 2009 Annual Results

(4) An Anticipated Contingent Liability for 2009 Annual Results

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the
Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing
Rules”).
Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”)
(NYSE: SMI; SEHK: 981), today issues updates on first quarter 2010 financial results and 2009 annual results including (1) an upward revision of the first quarter 2010 quarter-on-quarter revenue guidance; (2) an additional non-operating expense to reflect the change in the fair value of the shares and warrants committed in the 2009 Settlement Agreement in the first quarter 2010;
(3) an anticipated provision for long-term receivables in 2009 annual results and (4) an anticipated contingent liability for 2009 annual results.

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) (NYSE: SMI; SEHK: 981), today issues updates on first quarter 2010 financial results and 2009 annual results including (1) an upward revision of the first quarter 2010 quarter-on-quarter revenue guidance; (2) an additional non-operating expense to reflect the change in the fair value of the shares and warrants committed in the 2009 Settlement Agreement in the first quarter 2010; (3) an anticipated provision for long-term receivables in 2009 annual results and (4) an anticipated contingent liability for 2009 annual results.

1. Upward Revision of First Quarter 2010 Quarter-on-Quarter Revenue Guidance

Since the release of the previous first quarter 2010 revenue guidance of the Company, a continued growth in customer orders, especially from communication-related applications, has exceeded the Company’s earlier expectations. Therefore, the Company is now revising upward first quarter 2010 revenue guidance to project a currently anticipated quarter-on-quarter increase of 4% to 6% compared to fourth quarter 2009.

2. An Additional Non-operating Expense to Reflect the Change in Fair Value of the Shares and Warrants Committed in the 2009 Settlement Agreement in First Quarter 2010

As part of the 2009 settlement agreement with TSMC as of November 10, 2009 (the “2009 Settlement Agreement”), SMIC agreed, subject to receipt of required government and regulatory approvals, to issue to TSMC of 1,789,493,218 shares of SMIC and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share.

These commitments to issue shares and warrants were initially measured at fair value and are being accounted for as derivative instruments with all subsequent changes in fair value being reflected in the income statement. Upon final issuance of such shares and warrants to TSMC after the necessary government and regulatory approvals are obtained, such derivative instruments will cease to exist and the actual issuances will be recorded in shareholders’ equity at the then fair values of the shares and warrants, respectively.

As of December 31, 2009, based on SMIC’s share price of HK$0.50, US$30.1 million of non-operating expense was recorded in the Company’s 2009 Fourth Quarter Financial Results to reflect this change in fair value of the derivative instruments mentioned above. For the first quarter 2010 ended at March 31, 2010, as SMIC’s share price increased to HK$1.00, an additional non-operating expense of US$146.6 million is expected to be recorded to reflect this change in the fair value of the derivative instruments.

Going forward, depending on future fluctuations of the share price of SMIC, the Company may continue to incur additional gain or loss to reflect the change in fair value of these commitments to issue shares and warrants under the 2009 Settlement Agreement until the shares and warrants are actually issued.

3. An Anticipated Provision for Long-term Receivables in 2009 Annual Results

In the process of assessing the overall business operation of SMIC, the management team has decided that the long outstanding account receivables of certain management revenue for services rendered and equipments sold associated with SMIC-managed foundries must be recorded properly in order to reflect the overall accounting and financial reporting of SMIC. As a result, the Company estimates a provision for long-term receivables and a corresponding bad debt expense of approximately US$114.6 million and which will affect SMIC’s previously reported unaudited balance sheet statement as of December 31, 2009 and the unaudited income statement for the fourth quarter ended December 31, 2009 which were originally released by the Company on February 9, 2010.

4. An Anticipated Contingent Liability for 2009 Annual Results

For the fiscal 2009, the management has completed assessment of claims and potential claims against the Company as of December 31, 2009 and expected to recognize an estimated loss for contingency liability by a charge to income in the amount of US$20.9 million to the unaudited income statement for the fourth quarter ended December 31, 2009 which were originally released by the Company on February 9, 2010. This amount includes Management’s assessment of possible future claims.

The Company expects to finalize all assessment and to publish the audited annual results for the year ended December 31, 2009 by April 26, 2010.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. Except as required by applicable laws and regulations (including the Listing Rules), or as otherwise considered by the Company to be appropriate, the Company does not intend or undertake to routinely update its financial guidance prior to the announcement of financial results for the applicable period.

Safe Harbour Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including “with respect to a currently expected quarter-on-quarter increase in revenue ranging from 4 to 6% based on continued growth in customer orders; the expectation of recording an additional non-operating expense of US$146.6 million in first quarter 2010 to reflect the change in fair value of commitments to issue shares and warrants under the 2009 Settlement Agreement; an estimated provision for long-term receivables and a corresponding bad debt expense of approximately US$114.6 million in 2009 annual results; the expectation of an estimated loss for contingency liability by a charge to income in the amount of US$20.9 million to the unaudited income statement for the fourth quarter ended December 31, 2009.” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with future fluctuations of the share price of SMIC, possible future claims, actual levels of customer orders and cancellations of customer orders, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation*
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
Apr 19, 2010